UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Franklin and Cortlandt Vinyl, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    April 28, 2016

Physical address of issuer
14097 NW 19th Avenue, Opa Locka, FL 33054

Website of issuer
https://www.sunpressvinyl.com

Current number of employees
10

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$482,675.47	$157,822.65
Cash & Cash Equivalents	$16,104.90	$4,054.59
Accounts Receivable	$111,042.54	$3,026.00
Short-term Debt	$116,453.69	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$419,418.77	$5,997.00
Cost of Goods Sold	$253,069.24	$1,609.26
Taxes Paid	$0.00	$0.00
Net Income	-$293,095.84	-$239,177.35


May 14, 2018

FORM C-AR

Franklin and Cortlandt Vinyl, LLC




   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Play Impossible Inc., a Delaware Corporation (the "Company," as well as references to "we, " "us, " or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowfall.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company in accordance with state law.

The date of this Form C-AR is May 14, 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Please read this Form C-AR and the Exhibits hereto in their entirety.

Franklin and Cortlandt Vinyl, LLC (the "Company") is a Florida Limited Liability Company, formed on April 28, 2016. The Company also currently conducts business under the name of SunPress Vinyl ("SunPress").

The Company is located at 14097 NW 19th Avenue, Opa Locka, FL 33054.

The Company's website is https://www.sunpressvinyl.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
SunPress is a vinyl record manufacturing company that provides full-service manufacturing to its clients including record cutting, plating, pressing and packaging. The company accepts orders from record labels, bands, brokers, and distributors. The company outsources certain parts of the process including mastering, cutting, and plating, as well as label and jacket printing.

The Business Plan
SunPress was founded in 2016 to participate in the resurgent vinyl record industry. SunPress owns six (6) record pressing machines that represent an annual capacity of approximately 1.5 million records. Currently, SunPress is operating two (2) presses but plans to bring the remaining four (4) presses online by the end of 2017. SunPress started selling vinyl records commercially in January 2017, with cumulative sales surpassing $100,000 in June 2017.

The Company expects to capture a meaningful share of the market by providing excellent quality and customer service to its clients. It also plans to significantly reduce turnaround time in comparison to its competitors. We expect to acquire equipment with proceeds from the Offering to bring all three stages of record manufacturing in house (cutting, plating, and pressing) to better control turnaround time and quality.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Florida on April 28, 2016. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate

profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive.
We face competition with respect to products that we currently offer and those that we may seek to develop or commercialize in the future. Our competitors include major companies such as GZ Media and United Record Pressing. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our sales are affected by seasonal sales cycles.

Sales are affected by seasonal sale cycles; hence we have seen significant increase in sales prior to and a drop after "Record Store Day" - an annual event in April that promotes independent record stores and has had a major impact on vinyl sales. Seasonal sale cycles may impact our business, financial condition and results of operations.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our short history of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates minimal sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable or are available on terms not acceptable to us, we may be required to delay, reduce the scope of or eliminate one or more of our product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to provide raw materials and major components required for our products.
We depend on certain suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the manufacturing of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component.

We depend on third-party service providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on limited service providers and outsourcing vendors nationwide because such relationships are advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We may plan to offer new products and services within existing lines of business.

Our long-term strategic plan includes the development of a music label specifically for issuing its own vinyl records and initiating vinyl record reissues and special editions. We also plan to build a record store and specialty pressing hub in the New York City area by the end of 2018, subject to the company achieving its other operating goals described in this Form C-AR. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of our Managers, our executive officers and key employees.

In particular, the Company is dependent on Stephen Hays (Manager), Dan Yashiv (Manager and President), and an independent contractor, Chris Moss (Manufacturing and Maintenance Manager). The Company has or intends to enter into employment agreements with Stephen Hays, Dan Yashiv, and Chris Moss although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Stephen Hays, Dan Yashiv, or Chris Moss could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

In 2016, the following suppliers provided the following percentage of the listed services, inputs or raw materials.

- Supplier or Description: Master Craft Metal Finishing, NJ
  - Service: Electroplating Services
  - % of such service: 40.0%

- Supplier or Description: NiPro, CA
  - Service: Electroplating Services
  - % of such service: 60.0%

- Supplier or Description: Raw material PVC
  - Service: Rimtec Corporation, NJ
  - % of such service: 60.0%

- Supplier or Description: Raw material PVC
  - Service: TPC Plastics, CA
  - % of such service: 40.0%

- Supplier or Description: Lacquer cutting services
  - Service: Getzone LLC
  - % of such service: 90.0%

- Supplier or Description: Lacquer cutting services
  - Service: Complete Mastering, CT
  - % of such service: 10.0%

If any of these suppliers changed its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will

be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on its two Managers, Stephen Hays and Dan Yashiv, and an independent contractor, Chris Moss in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Stephen Hays, Dan Yashiv, and Chris Moss dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of one or more of these persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property, and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which such determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has engaged in certain transactions with related persons and has conflicts of interest.

The Company has engaged in certain transactions with Stephen Hays and Chris Moss. Please refer to the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional governmentimposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payments, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in energy costs or raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for our raw material, PVC compound, is based on the commodities market, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material and energy costs, such as PVC compound, electricity and natural gas, are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. For example, electricity has historically seen significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the music industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver any product as scheduled, we may be held responsible for cost impacts or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

BUSINESS

Description of the Business

SunPress is a vinyl manufacturing company that provides full-service manufacturing to its clients including record cutting, plating, pressing and packaging. The company accepts orders from record labels, bands, brokers, and distributors. The company outsources certain parts of the manufacturing process including mastering, cutting, and plating, as well as label and jacket printing.

Business Plan

In January 2017, the Company announced a record pressing partnership with Bob Marley's Tuff Gong International, a major record label. In addition to pressing Bob Marley records, the company expects to provide service to independents, brokers, major labels, and distributors.

Other notable customers include record distributor Monostereo, A to Z, one of the largest vinyl record brokers, and indie music label Merge Records.

In order to provide industry-leading turnaround times, produce the highest quality products, and increase its profit margins, the company plans to acquire machinery necessary to complete all three stages of the record manufacturing process in-house (cutting, plating, and pressing). Currently, the company works with external partners to complete the cutting and plating processes.

History of the Business
The company was founded in April 2016, entered into its first record pressing and sales agreement in January 2017 and started pressing records commercially in February of 2017. Our cumulative sales surpassed $100,000 in June 2017.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vinyl Records	Full-service vinyl record manufacturer (cutting, plating, pressing, and packaging)	Music labels, bands, individual artists, distributors, and music brokers

We respond directly to client orders. We distribute the finished vinyl records directly to our clients who then sell the records directly on-line or through other distribution partners.

Competition
The industry currently has significant imbalance between supply and demand. Due to the demand surge in vinyl records and the lack of adequate plants and skilled technicians, the industry suffers from long backlogs (4 to 6 months) and uneven quality due to inexperience, pressure to deliver on time, and outdated machinery being run on multiple shifts. Some new players have entered the market recently but excess demand continues. We distinguish ourselves based upon quality and service.

Some of the more notable competitors include, but are not limited to, the following:

GZ Media: Founded in 1948, Czech-based GZ Media pressed its first vinyl record in 1951. Today it is the world's largest producer of vinyl records.[1] The whole vinyl manufacturing process takes about four to six weeks, with an additional two weeks required for test pressings.[2] The company produces roughly 60% of all vinyl records worldwide, according to The Economist, and is projected to produce 24 million vinyl discs in 2017.[3] It acquired Memphis Record Pressing in 2015.[4] The Memphis facility has 10 record presses and can produce between 12,000 and 15,000 records a day.[5] In addition to purchasing Memphis Record Pressing, GZ launched a joint venture

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[1] https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers
[2] http://www.gzvinyl.com/Support/FAQ/commercial.aspx
[3] https://www.economist.com/news/business/21722232-only-two-firms-still-make-lacquer-discs-used-mastering-hunger-vinyl-means-chronic
[4] https://www.theguardian.com/world/2016/aug/18/in-the-groove-czech-firm-tops-list-of-worlds-vinyl-record-producers
[5] http://archive.commercialappeal.com/entertainment/music/features/memphis-record-pressing-is-right-on-trend-26166cf4-b96a-237b-e053-0100007f1d9a-363541081.html

in 2017 with Ontario-based Precision Record Pressing, which has an annual production capacity of 3.6 million vinyl records.[6]

United Record Pressing: Founded in 1949, United Record Pressing (URP) is a vinyl pressing plant located in Nashville, Tennessee. It is the largest pressing facility in the U.S.[7] Services offered by URP include mastering and lacquer cutting, electroplating, vinyl pressing, printing and packaging, wholesale distribution through URP Music Distributors, and print component storage in a 60,000-square-foot warehouse.[8] Standard turnaround time is roughly four months; eight weeks for test pressing and another eight weeks to complete the order upon approval of the tests.[9] According to the company, URP manufactures roughly 30% to 40% of all new vinyl on retail shelves, including independent stores, Amazon, Whole Foods®, and Urban Outfitters.[10]

Quality Record Pressings: Founded in 2011, Quality Record Pressings (QRP) is a vinyl record pressing plant located in Salina, Kansas. QRP has rebuilt and modified well-recognized record press brands SMT, Toolex Alpha, and Finebilt.[11] In 2015, QRP purchased 13 presses to bring its total to 27 presses[12], though not all are currently operational. It has a strict minimum of 1,000 LPs or LP sets per order.[13] QRP manufactures about 1.6 million records a year for artists ranging from Miles Davis to Nirvana.[14]

Third Man Records: Third Man Records was launched by Jack White in Detroit, Michigan, in 2001. The retail location in Nashville, Tennessee, is home of the world's only live venue with direct-to-acetate recording capabilities.[15] Third Man Records launched its second retail store in Detroit in 2015. That location also houses eight custom Newbilt presses: two for seven-inch records and six for 12-inch records[16], pressing an estimated 5,000 records per eight-hour shift.[17] The company has pressed roughly three million vinyl records for over 400 titles as of 2017.[18]

Cascade Record Pressing: Established in 2015, Cascade is an automated record pressing plant in Portland, Oregon. Services include mastering and lacquer cutting, pressing 12-inch records, and printing and packaging. Producing only 12-inch vinyl discs, the plant operates six 1970s Miller presses[19], and, on average, one press can produce about 6,000 to 7,000 records per week.[20] Cascade has a minimum 500 record order requirement[21] and works primarily with independent labels.

Independent Record Pressing: Founded in 2015, Independent Record Pressing (IRP) produces vinyl records at its facility in Bordentown, New Jersey, primarily focusing on serving independent music labels. With six machines, some of which run about 16 hours per day, IRP produces about

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[6] https://www.thespec.com/news-story/7310597-world-class-vinyl-plant-opens-its-doors-in-burlington/
[7] http://www.popsci.com/viryl-robotic-vinyl-record-press
[8] http://urp.wpengine.com/services/
[9] http://www.urpressing.com/faq.php#time
[10] https://www.entrepreneur.com/article/240629
[11] http://www.qualityrecordpressings.com/index.cfm?go=about
[12] http://diffuser.fm/quality-record-pressing-purchased-13-new-presses/
[13] http://www.qualityrecordpressings.com/index.cfm?go=pricing
[14] https://www.bloomberg.com/news/articles/2016-04-21/groove-masters-of-the-vinyl-revival
[15] https://thirdmanrecords.com/about/nashville-storefront/
[16] http://www.rollingstone.com/music/features/inside-jack-whites-new-vinyl-pressing-paradise-w468376
[17] https://www.digitalmusicnews.com/2017/01/20/jack-white-third-man-records-vinyl-press/
[18] http://uproxx.com/music/third-man-records-vinyl-resurgence/2/
[19] http://www.oregonlive.com/music/index.ssf/2015/07/13_things_we_learned_at_cascad.html
[20] https://www.theguardian.com/music/2015/sep/20/music-vinyl-records-new-pressing-plant-portland-oregon
[21] https://www.cascaderecordpressing.com/order/quote

4,000 records per day.[22] Running at full capacity, the company can produce about 1.5 million records per year.[23]

Supply Chain and Customer Base

Product inputs include PVC pellets which are readily available. Third-party services include cutting, plating and pressing by shops that produce the lacquer discs and pressing stampers for our presses. We also outsource our labeling and packaging, and have numerous options for those services. We have excellent relationships with each of the providers of these services in the U.S.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Master Craft Metal Finishing, NJ	Electroplating Services	80.0%
NiPro, CA	Electroplating Services	20%
Rimtec Corporation, NJ	Raw material PVC	60.0%
TPC Plastics, CA	Raw material PVC	40.0%
Getzone LLC	Lacquer cutting services	90.0%
Complete Mastering, CT	Lacquer cutting services	10.0%

The company's current customers include a wide range of clients that require vinyl records. They include individual artists, bands, managers, labels (from small to major), distributors, aggregators and brokers, and others.

Research and Development

Our R&D efforts include testing and implementation of improved machine cycle time, as well as building an automated ordering system to enable clients to place orders online directly into our systems. Cost of R&D is under $10,000 annually.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
14097-14099 NW 19th Ave. Opa-Locka, FL 33054	Lease	Factory and office space in Miami, FL

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[22] http://www.billboard.com/articles/business/7407934/independent-record-pressing-new-pressing-plant-co-owned-by-secretly-group
[23] https://thevinylfactory.com/news/americas-newest-pressing-plant-will-focus-on-independent-labels/

14

The Company intends to own or lease the following real property in the future:

Property Address	Own or Lease	Description
14095 NW 19th Ave. Opa-Locka, FL 33054	Lease	Additional factory space company intends to lease for installation and operation of additional cutting and plating equipment.

Governmental/Regulatory Approval and Compliance

We are not subject to any existing or likely governmental regulation aside from normal compliance with environmental and labor laws.

Litigation

None.

Other

The Company's principal address is 14097 NW 19th Avenue, Opa Locka, FL 33054.

DIRECTORS, OFFICERS AND EMPLOYEES

The Company does not have a board of directors, it is managed by its two Managing members, Stephen Hays and Dan Yashiv.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Stephen Hays

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, April 28, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- SunPress Vinyl, Co-Founder and Manager (April 2016 – Present): Oversee finance, capital plan, budgeting, sales and marketing strategy for vinyl record pressing factory.

- 120dB Film Finance LLC, Founder & Managing Member (May 2004 - Present): Finance company specializing in senior- secured to independent film industry.

Education
Kenyon College BA History, 1983 London School Economics, MSc. Accounting and Finance, 1985

Name
Dan Yashiv

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager and President, April 28, 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Sunpress Vinyl, Co-Founder and Managing Member (April 2016 – Present): Oversee all day to day operations, sales and strategy for vinyl record pressing factory.

- Erela, Inc., Business Development and Digital Monetization Consultant (Feb 2015 – April 2016): Strategic business development and monetization consultation for web and mobile media-tech, publishers, and ad-networks. Helped identify, initiate, and close strategic, programmatic, content syndication, and sponsorship deals. Created, developed, and enhanced products for media monetization. Clients include: IAC, Vocativ, Mobiright, Ybrant, Positive Mobile, Vicomi, ConvertMedia.

- nRelate - an IAC Company, Business Development (July 2014 – January 2015): Publisher-side business development for IAC content recommendation platform. Identified and closed deals with publishers such as Conde Nast, Hearst, and Reuters.

Education
NYU School of Education Music Business Program New York, NY 1999-2000 Institute of Audio Research New York, NY Recording and Producing Program Graduated 1994

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Super majority (75%) vote of the Members
Incurrence of indebtedness	Super majority (75%) vote of the Members
Sale of property, interests or assets of the Company	Super majority (75%) vote of the Members
Determination of the budget	Managers
Determination of business strategy	Managers
Dissolution of liquidation of the Company	Super majority (75%) vote of the Members

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has ten (10) employees in Florida.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Dan Yashiv, Manager and President	According to the terms of the Company's LLC operating agreement	June 18, 2016	President - Until his successor is elected and qualified. Manager – Until removed by a super majority (75%) vote of the Members

Mr. Yashiv is entitled to an annual salary of $120,000.00, prorated and paid on a bi-weekly basis. Mr. Yashiv's salary has been deferred, in part, as follows: 1) $40,000.00 (prorated bi-weekly on an annual basis) of such salary shall be deferred until the Company's operations generate sales revenues of $50,000.00 or more, after which event, his salary shall commence being paid, in full, on a bi-weekly basis; and 2) Any deferred salary amounts shall be paid in full out of the dividends or distributions to be issued to the members of the Company, prior to such dividends or distributions being issued to any such members. Although the Company has surpassed the $50,000 in sales revenue mark, a portion of Mr. Yashiv's salary is still being deferred.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding	Each Member of the Company owns a percentage of the Company calculated in relation to all Members' interests in aggregate, based on a Member's capital contribution (including sweat equity) in relation to all capital contributions
Voting Rights	Any matter that requires the vote or consent of the Members shall be decided upon the vote or consent of the Members holding a super

	majority (75%) of the Membership Interests, except as specifically provided in the Company's Operating Agreement or the Florida Revised Limited Liability Company Act
Anti-Dilution Rights	No anti-dilution rights
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC Membership Interests	N/A	$400,000.00	Working capital, equipment purchase	April 2016	*
LLC Membership Interests	N/A	$150,000.00	Working capital, equipment purchase	January 2017	*
LLC Membership Interests	N/A	$20,000.00	Working capital, equipment purchase	April 2017	*
LLC Membership Interests	N/A	$50,000.00	Working capital, equipment purchase	June 2017	*
LLC Membership Interests	N/A	$40,000	Working capital, equipment purchase	January 2018	*

* Private placement exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").

Ownership

The Founders control most of the shares, with the balance spread among a few investors (all of which add value to the company through some form of assistance).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Dan Yashiv	38%
Stephen Hays	42.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Stephen Hays
Relationship to the Company	Managing Member
Total amount of money involved	$20,000.00
Benefits or compensation received by related person	10% interest per annum on all advances

Benefits or compensation received by Company	Working capital to cover shortfall during capital raise
Description of the transaction	Stephen Hays advanced $20,000 against company accounts receivables to be repaid from Accounts Receivable, subject to working capital requirements of the Company. Current balance outstanding: $7,500.

Related Person/Entity	Chris Moss
Relationship to the Company	Manufacturing and Maintenance Manager
Total amount of money involved	$300,000.00 plus salary ($85,000 per year) and bonuses
Benefits or compensation received by related person	$300,000 loan in total loan payments. Chris Moss is also a subcontractor who receives $85,000 per year, plus bonuses depending on benchmarks, according to the agreement.
Benefits or compensation received by Company	Six (6) vinyl pressing machines
Description of the transaction	In June 2016, SunPress purchased its six pressing machines and supporting equipment for $300,000 from Chris Moss, who is currently SunPress' Manufacturing and Maintenance Manager. Under the agreement, the Company paid $20,000 at the closing of the agreement, and $100,000 when the first two presses became operational (June 2017). As of December 2017, the outstanding balance ($180,000) had been paid in its entirety.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Competitors

Related Person/Entity	Chris Moss
Relationship to the Company	Sold the equipment to Company, and is responsible for refurbishing and managing plant until all machines are operational (target: October 2017)
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	Salary, continued equipment finance payments, and royalties on company sales and consulting fees after departure
Benefits or compensation received by Company	Managerial and engineering services, consulting and guidance
Description of the transaction	Chris Moss owns a vinyl pressing plant in Australia, not a direct competitor, and may advise 3rd party competitors with respect to their operations. Under the terms of the Asset Sale Agreement, Chris may not be employed by, operate or compete with the Company within the U.S. in its business of manufacturing and operating a vinyl record press (excluding consulting services)

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dan Yashiv
(Signature)

Dan Yashiv
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Dan Yashiv
(Signature)

Dan Yashiv
(Name)

Manager
(Title)

05/14/2018
(Date)

/s/Stephen Hays
(Signature)

Stephen Hays
(Name)

Manager
(Title)

05/14/2018
(Date)

EXHIBITS

Exhibit A   Financial Statements (unaudited)

EXHIBIT A

Financial Statements

SunPress Vinyl

PROFIT AND LOSS

January - December 2017

(unaudited)

	TOTAL
Income	
Sales	419,418.77
Total Income	$419,418.77
Cost of Goods Sold	$253,069.24
GROSS PROFIT	$166,349.53
Expenses	$466,016.61
NET OPERATING INCOME	$ -299,667.08
Other Income	$6,571.24
NET OTHER INCOME	$6,571.24
NET INCOME	$ -293,095.84

SunPress Vinyl

BALANCE SHEET SUMMARY

As of December 31, 2017

(unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	16,104.90
Accounts Receivable	111,042.54
Other Current Assets	41,472.76
Total Current Assets	**$168,620.20**
Fixed Assets	314,055.27
Other Assets	0.00
TOTAL ASSETS	**$482,675.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	60,756.40
Other Current Liabilities	55,697.29
Total Current Liabilities	**$116,453.69**
Total Liabilities	**$116,453.69**
Equity	366,221.78
TOTAL LIABILITIES AND EQUITY	**$482,675.47**